Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC First Quarter Earnings Release For 2005 Conference Call on April 25, 2005 at 9:00 a.m. CST.  Confirmation #10970241.

Operator:

Good morning ladies and gentlemen and welcome to the SBC First Quarter Earnings Release For 2005 conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. I would now like to turn the call over to Rich Dietz, Vice President of Investor Relations. Mr. Dietz, you may begin.

Rich Dietz:

Thank you, Sandra, and good morning everyone. We are pleased that you could join us today. I am Rich Dietz, Vice President of Investor Relations for SBC. With me on the call today is Rick Lindner, our Chief Financial Officer. We will cover the first quarter results and we will follow that with the usual Q&A.

Before we get started I have the usual couple of reminders for you. First, copies of our earnings release and our investor briefing, which were issued earlier today, are available on the Invest Relations page of our Web site www.sbc.com. The presentation slide for this call are also on that same site.

Second, I need to remind you that information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties and actual results might differ materially. A discussion of factors that may affect future results is contained in SBC’s filing with the Securities and Exchange Commission. SBC disclaims any obligation to update and revise statements continued in this presentation based on new information or otherwise. This presentation may contain certain non-GAAP financial measures and reconciliations between the non-GAAP financial measures. The GAAP financial measures are available on the company’s Web site at www.sbc.com Investor Relations.

Finally, I also want to call your attention to the information that is on slide 4 of today’s presentation regarding filings related to our planned acquisition of AT&T. The filings referred to in this statement are also available on the SBC, AT&T and Securities and Exchange Commission Web site.

Okay, with that let us cover our EPS comparisons. I am now on slide 5 of the presentation. For the first quarter of 2005 adjusted EPS was $0.34 up from an adjusted EPS in the year ago quarter of $0.33. The earnings adjustments we have this quarter are simply the expected Cingular merge of costs that we had laid out for you previously.

Starting at the top of the column, reported EPS for the fist quarter was $0.27 plus $0.01 of Cingular merger integration costs, plus $0.06 of Cingular intangible amortization costs. This all resulted in an adjusted EPS of $0.34. This compares with an adjusted $0.33 in a year ago first quarter. Working down that map, we had $0.58 reported minus $0.22 that came from a gain on a disposition of our stake in Belgicom*, minus $0.02 of foregone equity income from assets sold during the past year. This all resulted in an adjusted earnings per share of $0.33.

For the bottom line — $0.34 adjusted for this quarter versus a year ago comparable of $0.33. Solid results delivered while we drove strong customer growth and as we have moved forward with major transformational initiatives.

Slide 6 shows our operational highlights for the first quarter. What you see and what distinguishes SBC is very focused execution and solid progress in both our wire line operations and at Cingular Wireless. In our wire line business, we posted our fourth straight quarter of revenue growth. We delivered record DSL growth – 504,000 lines. We again added more than one million long distance lines and we have further deepened our bundled penetration. Consumer ARPU was up more than 8%. We had a significant improvement in retail line results. That is true both in business and in consumer and we actually had a net gain in consumer primary lines.

In our overall consumer, revenues were up 3.9%. At the same time, Cingular Wireless delivered its second very strong quarter following its acquisition of AT&T Wireless with solid operational progress across the board. As you saw in Cingular’s release last week, they had 1.4 million net adds, churn continues to improve and the rate of ARPU decline has slowed, driven by strong data growth, progress in GSM migration and transitioning AT&T Wireless subscribers to Cingular plans. In addition, Cingular’s margins are moving in the right direction with merger synergies expected to have even more of an impact starting later this year. So in terms of operational overview, we had a quarter of solid execution and progress in both the wire line and wireless side of our business.

At the same time during the quarter on slide 7 we also moved forward on two major initiatives – our plan to A&T acquisition and Project Lightspeed. So before I turn the call over to Rick, let me provide a brief overview of our progress in these two areas. First, the AT&T transaction. As you know, we announced the agreement at the end of January and the review and approval process is well underway with discussions and filings at the state and federal level as well as internationally. Consistent with applicable legal requirements, we have begun the process of planning for a seamless, smart integration.

We plan to use the kinds of approaches that were so successful in planning Cingular’s integration and we have already named and have staffed the planning teams. We have also made good progress on Project Lightspeed. That is our plan to deploy in advance IP based network to deliver next generation integrated all digital TV, broadband and IP voice services. We expect he initial network deployment to reach 18 million households by the end of 2007.

Lab tests have gone better than expected. We are seeing speeds of up to 25 megabit at 4,000 feet and better than that at shorter lengths. We launched our first limited friendly IP video field trial this month. On the infrastructure and software front, two of our major suppliers, Alcatel and Microsoft, have formed an alliance to work together on IP TV and that is a plus. We have some FTTP network deployment underway now and network planning as well as network conditioning have begun for the FTTN portion of the build. We are making progress on content. We have filled out our content acquisition team with seasoned people and we are very confident in our ability to access content. We will make content announcements closer to when we are ready to launch.

So in both the AT&T transaction and Lightspeed, we are still early in the process but are making good progress. With that quick update I want to turn the call over to Rick Lindner, our Chief Financial Officer, for a more detailed look at the quarter results. Rick?

Rick Lindner:

Thanks, Rich and good morning everyone. I am glad you could join us this morning. As Rich said, we had a solid quarter. We are particularly pleased with our growth in DSL and in wireless and with the progress we are seeing in access lines and wire line revenues.

I would like to cover three areas with you this morning. First, I will look at wire line revenue trends. Second, I will cover costs and margins. Third, I want to quickly comment on Cingular’s good quarter. I will close with a comment on our expectations for cumulative earnings impact from our mergers going forward over the next couple of years.

Let us start on slide 9 with a look at revenues. Our reported revenue growth rates are on the left. As Rich said, four quarters of growth. In the first quarter, our growth rate was 2.4%; generally in line with the trend from recent quarters excluding the bump we received in the fourth quarter from CPE sales. As you know because of joint venture accounting, our reported revenues and expenses don’t include results from Cingular Wireless, where we are a 60% owner. The chart on the right side of this slide shows total revenue growth rate including Cingular pro forma results on a 100% basis. Again, the same general trends with improving growth rate up 3.6% in the first quarter.

This morning I would like to focus my comments on our wire line revenues, which are on slide 10. The chart on the left shows our wire line revenue growth rates over the past five quarters. We have now delivered four consecutive quarters of growth and in the first quarter our growth rate was 2.8%. These results reflect better access line results including a shift from UNEP to retail, increased penetration of our growth products, higher consumer ARPU and solid data growth.

Our revenue results also reflect to a degree some of the variability that comes with CPE or equipment sales. We sell equipment as part of our solutions for business customers and the fourth quarter was typically heavy in terms of CPE sales. So the chart on the right side of slide 10 takes out the CPE sales to provide you more of a service revenue look. As you can see, we have a very clean progression in terms of revenue growth rate and steady improvement every quarter; up 3% in this just completed first quarter.

Slide 11 shows you the major drivers of this growth. First, our voice revenue decline was much smaller than in past quarters – down $127 million or 2.4%. That is our smallest voice decline in 13 quarters. In the first quarter a year ago, voice revenues declined by more than $500 million so this is a significant improvement.

Second, we continued to drive strong growth in long distance where revenues were up 20%.

Third, our DSL Internet revenues were up $138 million or nearly 28%. We have added 1.6 million lines through our DLS space over the past year.

Fourth, our data transport revenues continue to be solid. They were up 1.4% and retail data transport revenues were a bit stronger than that at 1.7%. So as Rich said, in the first quarter we saw solid progress in access lines and in our growth products, which combined to sustain revenue growth.

Let us look at these revenue drivers in more detail starting on slide 12 with access lines. What we have on this slide is an overall look at retail lines, business and consumer combined and wholesale lines, UNEP and resale combined. In the first quarter we achieved a significant improvement in our retail line trend. In fact, it was our smallest decline in nearly five years. At the same time, we saw a substantial decline in wholesale lines, which is what you would expect given the wind down of UNEP.

I would like to highlight three points here. First, we are seeing a shift in access line mix. During the quarter we had a net decline in UNEP of 364,000 about 60% of that net decline in UNEP lines lost are porting their number back to our retail base. In the first quarter we had a 21,000 increase in resale lines.

Secondly, the economics have changed. Average wholesale prices are moving up and our percentage of net retail inflow from UNEP is at a level that yields overall revenue growth.

The third point is that the other dynamic in access lines were relatively unchanged in the first quarter. Wireless is still having the largest overall impact. We have seen some increase from cable in specific markets and we are competing successfully with bundled offers and a strong emphasis on quality of service, both of which have strong appeal to our customer base.

We saw significant improvement in both business and consumer retail lines. In fact as you see on the left side of slide 13 we posted an increase in consumer primary lines of 16,000. That is our first increase in five years. As you know, consumer primary lines are a foundation for our customer relationships. While not as dramatic, we have also seen improvement in our declines in consumer additional lines, which totaled 104,000 in the first quarter. That was the smallest decline we have seen in this category since the first quarter of 2001. As you see on this chart, we have seen this number get smaller each of the last three quarters. Meanwhile our gains in DSL lines, which to some degree replace additional lines, have grown to more than a half a million in the first quarter.

Our revenue growth continues to track somewhat with access lines and that is what we show you on the left side of slide 14. But as you see on the chart on the right side of this slide, revenue growth tracks more tightly with what you might call revenue units or revenue connections. An access line is a connection, DSL is a connection and video is a connection.

A major driver of both our improved consumer access line and consumer revenue trend is our bundling strategy. Consumers like our offerings and the results demonstrate that on slide 15. Penetration of key product bundles continue to increase to 64% at the end of the first quarter. That is up from 50% a year ago. As a reminder, a key product bundle is an access line plus one or more of DSL, long distance, jointly built wireless or satellite TV. Our customers with key product bundles have ARPU’s that are more than double those without a bundle. Nearly one-fourth of key product bundled customers have more than one of these growth products.

Our consumer ARPU is up more than 8%. As you see on the right side of this slide, ARPU growth combined with better access line results yields revenue growth and our consumer revenues were up 3.9% in the first quarter.

The key components in our current bundling strategy are long distance and DSL. Slide 16 shows our long distance growth. We added another 1.1 million long distance lines in the first quarter to reach 22 million. Our per minute LD pricing has remained solid; nearly 80% of our consumer LD customers have plans with monthly recurring charges. About a third of those are on unlimited plans. More than 90% of our business lines are on monthly plans.

Our total long distance revenues were up more than 20% in the first quarter and that is our sixth quarter in a row with LD revenue growth above 20^%. Our interLATA and international revenues grew at a 36% pace. So it is another good LD quarter with penetrations at a level that still offers us plenty of upside.

Our strongest unit growth in the first quarter came from DSL where we had a net gain of 504,000 lines. The details are on slide 17. Over the past four quarters we have added more than 1.6 million DSL lines. In each of the past three quarters, we increased our net add total. We ended the first quarter with 5.6 million, by far the best among our telco peers and our DSL revenues in the quarter totaled $638 million, up 28%.

There are a couple of ways to look at DSL penetration. If you look at penetration of capable locations, which is essentially a homes past number, we have over 14% penetration company wide and our best region, the West, is at 20%. If you look at penetration of our consumer primary lines that is 20% company wide and 24% in the West. Our DSL offers are attractive in the first quarter. Approximately one-fourth of our installs were for a high speed tier product and that percentage is growing as we go forward. About one third are taking home network solutions. Gross adds were up for the quarter and churn is continuing to trend down. We continue to execute well in broadband. It is a focus area for us and I expect continued good growth.

Clearly DSL is a key to our competitive bundling strategy particularly with cable and VoIP providers push broader bundles. To help frame the competitive picture on slide 18 we have included some bundle pricing comparisons — our offers versus direct cable and I will turn it to VoIP offers that are currently in the market. However, as you know, there are differences from market to market and offers change from time to time. There are sometimes differences in what components a provider may include in a specific offer. With that said though, these are real offers available in our cities.

There are a couple of observations I would make. First, our market research and market experience have made it very clear that the huge majority of customers are not buying a particular technology. Customers don’t know that they are buying VoIP. They are buying a service.

Secondly, as our do-the-math advertising campaign emphasizes, customers are good at getting behind the advertising that touts a low price for a single component of the bundle and that is the point of our advertising.

Third, I will point out that we are very well positioned to compete both in terms of service quality and price. I would add that that is the basis upon which we are competing today and will compete going forward.

Let me turn now to our progress in the business market starting with access line and revenue trends. The charts are on slide 19. In parallel with what we saw in consumer, we saw a significant improvement in business retail line losses in the first quarter. We had a decline of just 45,000 lines. That is down nearly 40% from the fourth quarter and down more than 80% from the year ago quarter. We have improved business retail line loss in each of the last three quarters and that is a good trend.

As you see on the right side of this slide, our business revenues also increased all in and excluding the variability of CPE. Within that, small and medium business revenues were up a little more than 5% for the quarter. Our data revenue trends are shown on slide 20 and total data revenues were up 6.7% to $2.8 billion. We have now posted data revenue growth in the 6% to 10% range for six consecutive quarters.

We had year-over-year increases in all categories. DSL was up strongly as we talked about a few minutes ago. Data integration revenues increased 3.2%. That includes complex solutions for enterprise customers and managed services. It also includes CPE sales, which explains the sequential decline in this category. Fourth quarter CPE sales as we talked about are typically higher. High cap transport revenues grew 1.4%. Retail business data revenues increased 3.8% in total and 3.6% excluding CPE. This speaks to the progress we continue to make in the business markets.

As we continue to make solid progress in the marketplace, we are also intently focused on further improving our cost structure and driving stable margins. As we show on slide 21 our operating margin in the first quarter was 15.2%. That is up 70 basis points from our adjusted margin in the fourth quarter and up just slightly from a year ago first quarter.

There are a number of factors at play in our operating expense line. As we reminded you in the 2005 outlook we provided in January, we expect modest negative impact from pension and retiree benefit cost — $0.02 to $0.05 in earnings per share impact for the full year. That outlook hasn’t changed. Also, our operating expenses this quarter included about $100 million of weather related expenses we incurred primarily in California whereas you may know they had extensive rain and storm damage. Plus, growth in DSL, LD and Dish customers also carry upfront expenses.

We have offset these factors with a number of initiatives that are allowing us to streamline and reduce the number of call centers and network centers we have. Concurrent with these initiatives, we have been able to reduce force levels largely through attrition. Total force was down about 6,000 last year and we expect a net force decline of a little over 7,000 in 2005. In the first quarter, force declined by just over 1,800 — exactly on track with the 7,000 number. We expect continued improvement in our cost structure as the year progresses.

Now let me add a few brief comments on Cingular and its first quarter results. These highlights are on slide 22. First of all we are very pleased with the execution and the operational progress at Cingular. In the fourth quarter Cingular had a very strong start following the close of its AT&T Wireless acquisition. In the first quarter they continued to build on that momentum. We had 4.8 million gross adds and 1.4 million net adds, both strong results especially considering first quarter seasonality. Overall churn was 2.2% down sequentially and down significantly against a year ago results. Post paid churn of 1.9% also significantly down. Service ARPU showed signs of stabilizing with strong growth and data ARPU, which was up 28% sequentially driven by large volumes in messaging and downloads.

On top of these results, service margins also improved to 25.5%. There are a couple of things to remember about Cingular margins.

First, their agreement with T-Mobile for use of the California/Nevada network results in all of those network costs showing up as cash expense in their EBITDA numbers. So as we build out our own network there, network expenses will decline and more of those will be capitalized. So that is an expense item we will reduce over time.

Secondly, Cingular is in a period of migration, moving subscribers to GSM. They are moving very quickly in this effort. But in the interim, the transition activities add to cost. This is another area of cost that will fall as the year progresses.

Third, there are a host of clearly identified operational synergies from integration of operations that will be executing over the remainder of this year and going forward. We are on plan with these synergy initiatives, they are on track, and they will begin to build momentum in the second half of the year.

So at Cingular, the focus of execution has been excellent and there is a great deal of opportunity ahead. Network quality and customer service have improved. Customer perceptions are up and Cingular’s outlook is for continuing revenue growth an improving margins.

Now let me comment briefly on cash flow, which is summarized on slide 23. What I have here is a first quarter year-over-year comparison for cash and uses of cash. Starting with the first line cash line from operations, there are a couple of things to note. First, in the first quarter of 2004 cash from operations was reduced by $232 million due to a voluntary VIBA* contribution.

Secondly, in both the first quarter this year as well as the first quarter last year we had cash tax payments. Cash tax payments by their nature are highly variable from quarter to quarter and the first quarter payment generally reflects the payment made with the extension of the prior year tax return. The first quarter 2005 tax payment was $1.1 billion higher than first quarter 2004. This reflects a couple of things. First, an unusually low first quarter 2004 payment due to deductions that were taken for benefit planned funding in 2004. Plus, in first quarter 2005 we voluntarily made some tax deposits associated with certain state tax claims and issues. These deposits reduced future interest in penalties as we worked towards favorable resolution of these issues.

Looking forward, we expect relatively minimal payments required in the second and third quarters and therefore higher operating cash flow. Overall for 2005 we don’t expect cash taxes to exceed book tax expense. These two factors, the larger tax payment this year and the benefit funding last year, net to account for essentially all the change in cash from operations.

Capital expenditures were up only slightly in the first quarter reflecting volume growth in some of the growth products and investments in Lightspeed and some cost reduction projects. Dividends paid were just over $1 billion and we received cash back from Cingular of nearly $600 million. For the full year we continue to expect approximately $3 billion in free cash flow after capital expenditures and dividends. This also includes cash return from Cingular for the year.

Slide 24 recaps the quarter. We delivered solid progress across the board. Cingular continues to execute well with progress on all the metrics we outlined for you at the time of the AT&T Wireless acquisition. We are winning back access lines and improving access line economics. We accelerated DSL growth. We deepened bundle penetration and grew consumer ARPU more than 8%. Our data growth continues to be solid and we continue to have a consistent focus on improving our cost structure. In our major wire lines initiatives, Project Lightspeed and the planned AT&T acquisition are both moving forward as planned.

Our first focus in on execution — taking care of the business in front of us and making operational progress from quarter to quarter. That said, it is also important to keep in view the longer term potential we have in our business. To frame that potential on slide 25 I have put together a simple chart that pulls together and adds up the financial expectations we have laid out for you before for our two major acquisitions — AT&T Wireless and Cingular and now AT&T. One just completed and the other in process.

The 2008 and 2009 AT&T Wireless estimates shown here are illustrative only and our based on our previously released estimates for 2007. As these charts show, these two transactions represent significant opportunity. The chart on the left shows expected reported EPS impact and the chart on the right shows expected adjusted EPS impact excluding integration costs and non-cash amortization costs. I won’t read the tables, but just looking at 2007 the combined impact is approximately a positive $0.50 of earnings per share on a normalized basis growing from that in the years following.

So our focus at SBC is on executing in our core business and on executing these two great opportunities. In that context I think the progress we have made in the first quarter is encouraging. That concludes our prepared remarks this morning and at this time we are ready for Q&A. Rich?

Rich Dietz:	Thanks, Rick. Sandra, we are now ready for our first question.

Operator:

Thank you. We will now begin the question and answer session. If you have a question, please press star then one on your touchtone phone. If you wish to be removed from the queue, press the pound sign or the hash (#) key. If you are using a speakerphone, you may need to pick up the handset first. Once again, if there are any questions, please press star then one on your touchtone phone. The first question is from John Hodulik from UBS. Please go ahead.

John Hodulik:

Okay, thanks. Good morning, Rick. First, SBC I guess it was a couple of weeks ago now instituted a price reduction on some of their bundled voice plans in conjunction with I think DSL when ordered on line. First of all, can you talk about how many customers that affected and just the thought process there? Is it a response to some of the competition you are seeing in certain markets from cable? Or just a perspective of you of how you expect the competition to shape up?

Secondly, it looks like the Dish numbers are a little bit lighter than we expected. Is this about the level that we should expect them to trend on quarter? Or can you talk about whether there has been any change in the approach in this portion of the strategy? Thanks.

Rick Lindner:

Thanks, John. With respect to pricing, I think that you know we have had a couple of different offers out there primarily centered around DSL. One offer that really we pushed pretty extensively starting late last year and certainly throughout the first quarter was the combined offer that we had, which included both an access line, an unlimited LD package, as well as DSL. That was all priced together. We discounted there the DSL component down to around $19.99 price but that was really designed around getting that total bundle at just under $70.00. That has yielded I think good results for us.

What we saw from that is generally we had a few customers who took the opportunity already having those services in that package to price down somewhat. But for the most part, what we received on that were even brand-new customers to both services or really the majority of customers were either existing DSL that picked up unlimited LD or unlimited LD customers that picked up DSL. So that package I think had the desired effect.

The second thing that we did and we started running this a little bit later in the quarter so it did not have a huge impact on the quarter was to offer DSL when purchased through the online channel at a $19.99 price. We saw a couple of things from that. Number one, we did see some boost in overall DSL volumes for the quarter. But secondly, we saw some portion of our mix move to the online channel. Both of those things are important to us. DSL we feel is just a key strategic product in the consumer side. But secondly, we also want to begin to migrate more volume and more traffic to alternative channels particularly online. It is one of the things that really help us take some costs out of the business.

Secondly, on Dish I think you are seeing somewhat of a shift in our emphasis with Dish. We are focusing Dish products right now in certain geographic areas and in certain customer segments where we believe we have the most competitive risks. So therefore we are really trying to focus our marketing and sales efforts with dish in areas where it provides the best retention benefit. I think as a result you have seen somewhat of a reduction in terms of Dish net adds.

At the same time I think the product is performing well from the standpoint of ARPU. It continues to be in the $60.00 range. As we get a little more experience with the product we are seeing churn rates come down. Over the next few quarters I think you should expect to see the same kind of targeted effort there. Obviously at the same time, we are preparing this year then to be ready to launch our video offer into Lightspeed markets.

John Hodulik:	Thank you.

Operator:	Next question is from Simon Flannery from Morgan Stanley. Please go ahead.

Simon Flannery:

Thank you. Good morning. If we can talk about margins for a second. You had said in the last year there would be a second (inaudible) margin pressure from some of your enterprise and other initiatives satellite. I haven’t heard such comments this year. Is it fair to say then if you sort of adjust for the weather impact, that margins should be in the similar range for the rest of the year? Or would we expect that some of the move on Lightspeed is going to put some downward pressure later in the year? So just some sense around that.

Also, on the directory side of things those are higher bad debts. A little bit of pressure on margins. Is that more of a one quarter thing? Or do you think that is likely to continue as well? Thanks.

Rick Lindner:

Thanks, Simon, and good morning. From a margin standpoint I think if you look at year-over-year results a couple of things impacted us. Certainly the weather in California was a significant impact particularly in January and February. With that comes obviously higher overtime and payroll taxes and loadings on that overtime but it also causes a shift of technicians moving to balance the load; moving from capital projects to repair work. So those things impacted us in the first couple of months particularly.

In addition to that, as we talked about for this year we will have some modest growth in pension and post-retirement medical costs. We have talked about our range overall for the year of $0.02 to $0.05. We had about $0.015 in the first quarter. I think the range overall for the year...I am very comfortable with that range. I think we will finish the year squarely within the range. I am not worried about exceeding or even moving towards the upper end of it at this point. But that pressure on a year-over-year basis is really more in the first half of the year than the second half. That is a function of the fact that last year we started the year with lower primarily post retirement medical expenses because we are planning on some premium payments by retirees on the bargain side, which changed as a result of bargaining. So our expenses were lower in the first four to five months of last year and then higher in the balance of the year. So most of the pressure we will have will be in the first five months of this year.

I think going forward the Lightspeed impacts, which we have also talked about this year will tend to happen more in the second half. But having said all of that, I would look at it like this. We have talked about margins in the 15% to 16% operating margin range. First quarter is typically a little lower but was lower this year because of the weather. Typically our second and third quarter’s margins tend to be better. Then fourth quarter we will come back a little bit. I think you will see a similar trend this year.

Simon Flannery:	Great. Thank you. And on the directories?

Rick Lindner:

On the directory side we have had some things that have impacted the margins there. Uncollectibles are up a little bit year-over-year and to some degree first quarter last year was lower as we made some reserve adjustments. But I don’t expect as we go forward in the year any issues surrounding uncollectible expense at directory. They do a terrific job in managing their collections and their uncollectible expense.

Like the rest of the company, directory has experienced some increases in benefit costs that you see in the first quarter. There are also some year-over-year differences just related to some incentive accruals and parent billings, which impact timing from quarter to quarter. But overall we are looking to maintain directory margins. We have, I think, the best directory margins in the business and we are looking to maintain that position this year.

Simon Flannery:	You have been very helpful. Thank you.

Operator:	The next question is from David Barden from Bank of America Securities. Please go ahead.

David Barden:	Hey, guys. Good morning. Thanks.

Male Speaker:	Good morning, David.

David Barden:

Good morning, thanks. Just wanted maybe two questions. One, maybe follow up a little bit more on the pricing perspective. Obviously the beginning of this month you guys moved to a $39.99 online kind of unlimited voice package. I wanted to get a sense of whether that was more tactical or strategic and how it might fit into the game plan with respect to UNEP. I know you touched on it a little with DSL. But just more on the voice side some color for that would be great to kind of see how that will shape up over the rest of the year.

The second question was just on the consumer aligned front. Again, there are so many moving parts here but looking at about a year ago, consumer lines in total were down about 200,000 and roughly two-thirds of that was secondary line. Now they are down about 300,000 but only a third of that is secondary line. So there seems to be a growing piece that is kind of disappearing here. It is kind of the ether and I guess we talked about wireless but are you seeing that this is an acceleration of wireless? Or is there something about the UNEP unwind that is maybe kind of causing some kind of acceleration on that fund? Thanks a lot.

Rick Lindner:

Okay, David, you know I think with respects to pricing I think we will continue to see in consumer a competitive pricing environment. Our strategy will be just I think a very traditional marketing approach. We are going to have offers in the marketplace at different times that are going to focus on continuing penetration of our key products particularly LD and DSL and as we go forward with Lightspeed video. You will see some of those offers out there that will further our efforts at bundling that will continue to move traffic as I talked about earlier to offline Internet kinds of channels.

But overall, in terms of pricing as you see we are continuing to maintain through the bundling efforts good growth in consumer ARPU. In fact if anything throughout this period we are seeing a continued increase in trend in both ARPU and overall consumer revenue growth. We had one of our best consumer revenue quarters this year. You will see some offers out there that are designed to hit certain price points. But at the same time we are working very hard to sell customers up. As an example in DSL while we have had some offers out there that have been around $19.99 in DSL, we have continued to move more customers toward higher tiered speed and pricing plans at about 25% or so. In fact, in March, almost a third of our DSL gross were at the higher speed tier plan. So that is helping us to move ARPU up.

On LD, if you think about it, what is happening is we are becoming more penetrated in the LD market and so we are picking up new customers that incrementally tend to have lower usage and lower minutes. So there is a strategy around trying to move more of those customers through offers into unlimited LD plans. What we are seeing in both consumer and business is despite the promotional offers out there we are maintaining very steady and in fact slightly increasing trends in revenue per minute on the LD side. So those are some of the things we are thinking about.

Relative to consumer line trends I think what you see in the marketplace first of all is you do continue to see growth and penetration and access lines moving to wireless and wireless only households. We have seen that that has not plateaued. In fact it has continuing to grow. That is one of the reasons we are pleased with the fact that Cingular is doing well. They have added 1.4 million customers this quarter. In addition to that, in the last several quarters is we have continued to ramp-up DSL. That obviously has an impact on our second line. In fact, I think it is positive when you look at the fact that DSL net adds are ramping up and at the same time consumer additional lines losses are actually reducing.

Third, I think the other thing we are seeing in the marketplace is we are seeing some ramp-up of cable. It depends – it is almost a market by market or regional thing depending upon which cable providers are predominant in those markets. So we are seeing some ramp-up there. At the same time it almost looks in some of the research that we have done that the stand-alone voiceover IP providers and the growth they had seen almost seems to have plateaued and it is actually decreasing a little bit. So I think you will increasingly see voice going with broadband. That really is the basis for the strategy we have had to be very aggressive in terms of our DSL penetration.

The other thing happening in the market, which is kind of still somewhat surprising I guess is there are still a fair number of despite overall UNE declining there are still a fair number of inward moves to UNEs in the 300,000 for us, 300,000-plus range for the quarter. We are seeing some of that certainly with AT&T and MCI. In AT&T’s case for example I think it is just a testimony to the strength of that brand name. As well, we are also moving to formalized commercial arrangements with a number of UNEP providers. So we have about a third of our UNEP lines now covered under commercial arrangements. But we will start to see some revenue growth from that as we go forward in the year.

David Barden:	Great. Thanks a lot.

Operator:	The next question is from Jason Armstrong from Goldman Sachs.

Jason Armstrong:

Great. Thanks. Good morning. A couple of questions for you, Rick. First, there is a new cash sweep process in place to extract cash at Cingular. I am wondering is there any way you help us think about forecasting this? Is there sort of a strict, formulaic approach to extracting cash that we should be using to forecasting?

Then the second question that relates to access lines. You guys provide detailed state-by-state line trends. When we look at the total switch line trends, there appears to be very different trends going on. For instance in California, your largest state, we are seeing only 3% year-over-year erosion of total lines. The rate is actually improving. But if you look at many of the Ameritech and Southwestern Bell states the total line erosion is more like 6%. It is actually worsening.

Can you comment on sort of the diversions and trends and what you are doing differently in these markets?

Rick Lindner:

Sure. Jason, with respect to Cingular the cash sweep process we shouldn’t kind of overdo the impact of that. That really is just a mechanical process. What we have done is essentially put in between us and Bell South the same kind of structure from a treasury standpoint that each of us have with other subsidiaries in our group. Essentially between SBC and Bell South we are providing the day-to-day liquidity and day-to-day line of credit that Cingular would use in their business.

But in terms of cash from Cingular, this year when you look at the capital that is going to go into the business there, I think the cash flow coming back to SBC and Bell South will be smaller than what you should expect to see once we complete the network integration and the network conversion. What you will see this year from cash flow has more to do with cash coming back from the T-Mobile sale of the networks in California and Nevada. Plus, Cingular also had some cash that will be coming from sales of some of AT&T’s international investments. So you will see that cash coming back in 2005. Then once we have completed the network integration, you will see significant growth and cash flow out of Cingular.

With respect to the access line losses, it is like any competitive environment. It comes down to what particular competitors and how active are they in a particular market. That changes from time to time. I think as you look at the last couple of quarters we have had in the Midwest we have had some smaller CLECs that have been active and have had some impacts there. In the Southwest we have had Time Warner launch in a number of their markets and there has been some impact there. In terms of what we are doing, we are reacting and anticipating those competitors on a market-by-market basis with the offers we have in the marketplace and the advertising we are doing. But we are not doing things that are radically different that are driving different access lines by region.

Jason Armstrong:	Okay, thanks.

Operator:	The next question is from Mike McCormack from Bear Sterns. Please go ahead.

Mike McCormack:	Thanks. Good morning, Rick. Just a couple of quick questions. DSO – can you just give us your thoughts on whether we are seeing a general market demand increase dramatically? Or are we seeing changes in flow share there? Secondly, on profitability are there any comments on that? Then just an update maybe on your thoughts on naked DSL and voiceover IP. If you could just finish up the uses of cash for the year. Whether we are going to continue to see a debt pay-down through this year and keeping the powder dry for a possible share repurchase after the AT&T transaction. Thanks.

Rick Lindner:

Okay. I will try to hit all those Mike. First of all in terms of DSL I think we have done certainly over the last year I think pretty well in terms of DSL flow share and that is one of the key strategies for us. We have tended to be right at and in some quarters above 50% flow share in broadband. I think we want to maintain that kind of position. We will see. We feel we had a good first quarter. Final flow share numbers we will know once everyone else has released results.

In terms of profitability, we are seeing some things I think very encouraging in DSL and DSL. If you think about it and I kind of think about it as wireless on steroids because you have some upfront costs in terms of installation and hardware to bring in new DSL subscribers. Then you earn that back over a period of time.

The recurring margins on DSL are very good and they continue even with some of the pricing actions we have taken. They continue to be very stable. That is a factor of selling higher speed tiers to maintain ARPU and secondly using the scale to reduce some of the recurring as well as some of the up front non-recurring costs.

But the key component again with DSL in terms of profitability is going to be churn. We are seeing some very encouraging trends over the last few quarters with respect to DSL churn. I think we have gotten better at our installation processes. We have gotten better with helpdesk functions and we are seeing that come through in the churn numbers, which bodes well for profitability there.

With respect to selling DSL and access lines there are some system requirements and changes and process changes we have to make in order to be able to do that, in order to be able to provision it, service it and do a good job with it. We are in the process of making some of those system changes. We are looking at a variety of products and offers. I think what you should expect is we should do some trials of offers in particular markets as the year goes on particularly with respect to bundling DSL with wireless. It is one of the key areas that we would like to make some progress in.

In terms of voiceover IP, we are working right now with AT&T and doing some review of their CallVantage product and certainly as we go forward by closing and maybe even before closing on a commercial basis, we have an interest in working with the CallVantage platform.

In terms of cash and uses of cash it really hasn’t been any changes in terms of our thoughts and strategies on that. The year 2005 will largely be a year where we want to pay down some debt. As we get into then 2006 and certainly post closing with AT&T, I think we have some real opportunities to increase cash to the share owners both through continued dividend growth as well as considerate of some share buyback plans.

Mike McCormack:	Thanks, Rick.

Male Speaker:	Sandra, I think we have time for one last question.

Operator:	Our last question will be from Blake Bath from Lehman Brothers. Please go ahead.

Blake Bath:

Thanks. Good morning. Since it is the last one I will make it a multi-parter. I apologize. On DSL can you talk specifically about where ARPU and churn are relative to the last several quarters? Also where average ARPU is for those customers that have DSL, i.e. what is the incremental contribution on this customer’s voice services?

The second question relates to video and how you see that as a key component to the bundle? Or is it more that the customers are a lot more focused on data voice packages? I think a number of us remember the days of wire line and wireless being seen as a key bundle and that is certainly falling by the wayside over the last five years.

I guess the final question would be on wire line revenue trends. You have now seen year-over-year improvement of better than 100 basis points each quarter. Is there anything that you are seeing in the trends that ought to dampen that? Or should we continue to see that as the year progresses? Thank you.

Rick Lindner:

Okay, Blake, I will take each one of those. With respect to DSL we are seeing, as I mentioned, I think some significant improvement in churn to the tune of over the last few quarters 60 basis point kind of impacts, 20% to 30% reductions in churn. So that should give you a sense for it. On the ARPU side we are seeing business ARPU I think on DSL very stable. We are seeing some reduction in consumer ARPU year over year. It is a function of further penetrating the base and it is a function of further pricing actions that we have taken over the past year have to move through the base.

But offsetting that we are seeing 20% to 25% take rates on higher speed tiers. This is an area where I think as we move forward particularly with Lightspeed, we add another speed tier potentially on top of what we are offering and we are continuing to see growth in both consumer and business but some nice increase in consumer customers moving up to that tier. You will see us focus on that as the year goes on. As I said overall then, our DSL ARPU’s are in the mid 30’s and recurring margins on that ARPU is very stable.

Blake Bath:	That is mid 30’s for both a blended consumer and business?

Rick Lindner:

Yes. It is a little higher for business and slightly lower for consumer. But consumer still is in the...I would characterize it in the lower to mid 30’s. Video is I think interesting. We do view it as an important part of the bundle. When you look at the services that most households are gravitating towards, it is a combination of voice, broadband and video. So having that in our bundle is important to us. We are using it at this point more defensively with respect to Dish in terms of targeting customer segments and certain geographic areas where we think competitive risk is higher. But going forward, once we have the Lightspeed platform deployed, video just becomes another service that rides that infrastructure or rides that platform. That is what I think becomes interesting to us in terms of how we can integrate those bundles as well as the cost structure involved in providing it.

Blake Bath:

Clearly a lot of customers have moved towards wireless in the last five years. There hasn’t really been a big growth in quote/unquote “bundles” of wire line and wireless. I am just curious if there is anything you are seeing in terms of what customers are demanding or requesting from you? That would suggest they are really eager to have a video and data voice bundle. Or it is just something you are trying to push?

Rick Lindner:

Well, I think customers have some interest in consolidating services, consolidating billing. We have seen some of that in wireless. I actually think the integration between data and video is and will be much tighter. I think it will drive...I think it will kind of be a natural evolution there particularly as you start to see more services being driven on demand. So you will be using that bandwidth to download movies, download games, to download data and use all of those in an integrated fashion.

Wire line revenue trends, Blake, I think for us are encouraging. When you step back and you look at the business and as we all talk about the business and talk about what we expect to see in it going forward, we place a lot of emphasis and a lot of discussion around access lines, the trend in access lines and concerns about competitors entering the market whether they be cable competitors or VoIP competitors or future YMAX* competitors, so on and so forth.

But the reality is in all of our markets these are competitive markets. We won’t have 100% market share. There will be some loss in access line. But what we are seeing is the ability to sell bundles of products and value added services. Today they are LD, they are DSL. In the future they will move more towards video, downloadable games and so on and so forth. Through all of this and through the change in the business, the fact that we are seeing not only revenue growth but we are seeing modest but true acceleration of that growth and you see that whether you look at consumer or business. I think it is very encouraging for the business. It shows that we are able to manage through this transition with and maintain stability in the business and the growth in the topline. Our challenge as managers is to manage the rest of that equation, which is the cost side and the capital necessary to move forward these initiatives. I think we have a good plan there and we are demonstrating the ability to do that.

Blake Bath:	I would agree. Thank you very much.

Rich Dietz:	That concludes our question and answer session. At this point I would turn it back to Rick again for our closing comment.

Rick Lindner:

Well, again thanks to all of you for taking the time to be with us this morning. Again, we feel we have delivered a solid first quarter in both the wire line business as well as the Cingular. We continue to grow revenues and accelerate some of that revenue growth as you have seen. We are very excited with record DSL growth this quarter. We continue to be encouraged by deep into bundle penetration and the resulting increases in consumer wire line ARPU, up more than 8% again this quarter. Retail line results are improving dramatically and overall while we continue to lose overall access lines, the mix from a standpoint of overall revenues is improving.

Cingular wireless delivered solid progress across the board – 1.4 million net adds. Their margins have improved as well as the wire line margins and we continue to have a strong focus on cost reduction. The major initiatives that we have in front of us, the integration and the AT&T wireless merger at Cingular as well as planning for the AT&T merger and Project Lightspeed on the wire line side are both on track and moving forward as we planned.

So in summary we continue to deliver solid operational progress. I think we are well positioned to compete going forward both in consumer and business. I am confident in our ability to continue to drive good results. So again thanks for your interest this morning.

Rich Dietz:	Sandra, back to you.

Operator:	Thank you. Ladies and gentlemen this concludes today’s teleconference. Thank you for participating. You may now disconnect.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

*Please Note:  Proper names/organizations spelling not verified.

C10970241/5490

Job #: C2203647

DT:  04/26/05